Form 10-K, Exhibit 13
period 1995-12-31
BURGER KING LTD PARTNERSHIP II
filed 1996-04-01
CIK 705740

BURGER KING LIMITED PARTNERSHIP II
        1995 ANNUAL REPORT

Burger King Limited Partnership II commenced operations in 1983 and was formed to acquire Burger King restaurants which are leased to franchisees of Burger King Corporation. The Partnership's principal investment objectives are to make regular cash distributions and to realize long-term appreciation from the sale of the restaurants.


		Partnership's Restaurants (as of December 31, 1995) *
                 _________________________________________________________
                Ceres, California               Orange, California
                Columbus, Mississippi           Pelham, Alabama
                Corpus Christi, Texas           Phoenix, Arizona
                Erlanger, Kentucky              Plano, Texas
                Garland, Texas                  Redlands, California
                Glendale, Arizona               Riverdale, Georgia
		Greenville, Mississippi  	Rocky Mt., North Carolina
		Greenville, North Carolina	South Bend, Indiana
                Hot Springs, Arkansas           Springfield, Massachusetts
                Kansas City, Kansas             St. Peters, Missouri
                Marietta, Georgia               Statesboro, Georgia
		Marietta/Johnson, Georgia 	Tucson, Arizona
                Milan, Tennessee                Vernon, Connecticut
                Mt. Clemens, Michigan           Wilmington, North Carolina
		Nederland, Texas
		 _______________________________________________________________________

                * This list does not include four restaurants either sold or conveyed prior to December 31, 1995. Information on the restaurant sales occurring in 1993 and 1995 can be found in the Message to Investors and Notes to the Financial Statements.


Administrative Inquiries                Performance Inquiries/Form 10-Ks
Address Changes/Transfers               First Data Investor Services Group
Service Data Corporation                P.O. Box 1527
2424 South 130th Circle                 Boston, Massachusetts 02104-1527
Omaha, Nebraska 68144-2596              Attn:  Financial Communications
(800) 223-3464 (select option 1)        (800) 223-3464 (select option 2)

   	Contents

	1	Message to Investors
	3	Financial Statements
	6	Notes to Financial Statements
	11	Independent Auditors' Report


_______________________ MESSAGE TO INVESTORS ___________________________

Presented for your review is the 1995 Annual Report for Burger King Limited Partnership II (the "Partnership"). This report includes an update on the status of our efforts to sell the Partnership's remaining 29 restaurant properties (the "Properties"), an overview of the Partnership's cash distributions and financial performance, and audited financial statements for the years ended December 31, 1995, 1994 and 1993, respectively.

Sales Update
The Partnership has agreed, subject to the satisfaction of certain conditions, to sell 17 of the Properties owned in fee simple and to assign all of its rights in 11 of the Properties subject to ground leases to U.S. Restaurant Properties Operating L.P., a Delaware limited partnership (the "Buyer"), pursuant to an Agreement of Purchase and Sale, dated as of October 11, 1995, as amended as of January 9, 1996 (the "Purchase Agreement").

Pursuant to the terms of the Purchase Agreement, the Buyer agreed to acquire the Properties for consideration in the amount of $17,025,000 in cash (the "Purchase Price"), subject to adjustments and prorations for base and percentage rents as well as certain other charges payable in respect of the Properties and adjustments in respect of certain closing costs (the "Proposed Sale"). The Purchase Price is also subject to an increase of $200,000 to an aggregate of $17,225,000 if the Partnership elects to include a restaurant located in Marietta, Georgia (the "Marietta Property") in the Proposed Sale. The General Partner is pursuing parties that may have an interest in purchasing the Marietta Property for a price in excess of $200,000. If the General Partner is unable to locate a potential buyer to purchase the Marietta Property on appropriate terms, the Partnership would, in all likelihood, include the Marietta Property in the Proposed Sale.

Pursuant to Section 8.3 of the Agreement of Limited Partnership dated as of August 23, 1982, as amended as of October 19, 1982 (the "Partnership Agreement"), the limited partners of the Partnership (the "Unitholders") have the right to vote (assuming certain conditions described in the Partnership Agreement are met) only upon certain matters. Unitholders voting a majority in interest may, without the concurrence of the General Partner, cause, among other things, the disapproval of any sale of all or substantially all of the assets of the Partnership in a single sale. The Proposed Sale would constitute a sale of all or substantially all of the Partnership's assets. Accordingly, Unitholders have the right to disapprove the Proposed Sale.

A proxy statement was mailed to the Unitholders on March 25, 1996 (the "Proxy Statement"), which describes the term of the Proposed Sale and presents the Unitholders with the opportunity to call a meeting to consider whether to disapprove the Proposed Sale. In order to effect a vote to disapprove the Proposed Sale, Unitholders holding 10% or more in interest of the outstanding limited partnership interests (the "Units") must submit written requests for a meeting of the Unitholders pursuant to the Partnership Agreement. While the General Partner may call a meeting of the Unitholders for any purpose, the General Partner believes that the Proposed Sale is in the best interest of the Unitholders and has, therefore, determined not to call a meeting for the purpose of considering the disapproval of the Proposed Sale.

If the Partnership receives written requests from Unitholders holding 10% or more in interest of the outstanding Units on or before April 30, 1996, the General Partner will be required to call a meeting of the Unitholders to consider the disapproval of the Proposed Sale. If a meeting of the Unitholders is called, and the Proposed Sale is disapproved by a majority in interest of the Unitholders, the Purchase Agreement will be terminated pursuant to its terms, and the Partnership will continue to operate the Properties and distribute the cash flow from operations to the Unitholders in accordance with the Partnership Agreement. If, however, a meeting of the Unitholders is called, and Unitholders holding less than a majority in interest vote to disapprove the Proposed Sale, the Proposed Sale will be consummated pursuant to the terms and subject to the conditions set forth in the Purchase Agreement.

The General Partner believes that the Proposed Sale will maximize the Partnership's realization of the appreciation in the value of the Properties. The leases with the franchisees at the Properties were originally for 20-year terms and, for the most part, currently have approximately seven or eight years remaining. The remaining terms of the leases are one of the primary factors that a prospective buyer will evaluate in pricing the Properties. As the leases approach maturity, prospective buyers are likely to attribute a greater discount in the value of the Properties and, therefore, if the Partnership continues to hold the Properties, the General Partner believes that the Properties' fair market value may decrease.

The General Partner also believes that the Proposed Sale is an extremely attractive opportunity for the Partnership. The Partnership received offers from a number of prospective buyers, and the Purchase Price offered by the Buyer represents what the General Partner believes is currently the highest attainable sale price for the Properties. The Purchase Price of $17,025,000 is $2,603,000 higher than the Properties' aggregate appraised value of $14,422,000 as of December 31, 1994, which appraised value was disclosed in the Partnership's 1994 Annual Report.

Cash Distributions
Unitholders received distributions of $136.01 per Unit for 1995, including the Partnership's 1995 fourth quarter distribution in the amount of $31.18 per Unit which was paid on January 30, 1996. Distributions for the year included a distribution of net proceeds totalling $10.01 per Unit from the sale of a Property located in Ferguson, Missouri during the second quarter of 1995.

Since the inception of the Partnership, cumulative cash distributions to the Unitholders have totalled $1,744.67 per Unit, or approximately 175% of their original $1,000 per Unit investment. Please note that $97.96 of the total cumulative distributions received to date represents net proceeds from the sale of four Properties and is considered a return of capital. As a result of these return of capital payments, each Unit has been reduced to $902.04.

Financial Highlights

For the year ended December 31,
                                                1995            1994
        Rental Income                           $ 2,685,255     $ 2,611,183
        General and Administrative Expenses         255,268          98,438
        Gain on Sales of Properties                  49,818               -
        Net Income                                1,721,520       1,672,606

        - Rental income for 1995 increased by approximately 3% from 1994 primarily due to an increase in percentage rent resulting from higher food and beverage sales at the Properties.

        - General and administrative expenses increased by $156,830 in 1995 as compared to 1994 primarily due to legal and other costs incurred by the Partnership in connection with the preparation and mailing of the Proxy Statement.

        - Gain on sale of Property for 1995 reflects the sale of a Property located in Ferguson, Missouri in June 1995. Excluding this gain, the Partnership recognized income from operations totalling $1,671,702 in 1995, largely unchanged from $1,672,606 in 1994.

Net Asset Value
The Partnership's Net Asset Value for the year ended December 31, 1995 was $1,059.69 per Unit. This amount represents the theoretical value of each Unit if the Partnership sold the Properties pursuant to the Proposed Sale. Unitholders should note that there are no assurances that the Proposed Sale will be consummated and that even if the Proposed Sale is completed, certain expenses such as selling and other costs associated with the liquidation of the Partnership are only estimates and actual expenses may differ. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the estimated value of the Properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Unitholders which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

Summary
We are pleased with the execution of the Purchase Agreement to sell the Partnership's remaining Properties. In the event the Proposed Sale is consummated, we intend to distribute the net proceeds from the Proposed Sale in accordance with the terms of the Partnership Agreement, and the Partnership will subsequently be dissolved. An update on the status of the Proposed Sale and the results of the proxy solicitation will be provided in future correspondence.

Very truly yours,

Burger King Limited Partnership II

By:	BK II Properties Inc.
        General Partner


        /s/Rocco F. Andriola
By:	Rocco F. Andriola
        President


March 29, 1996

Balance Sheets
December 31, 1995 and 1994


Assets                                  1995            1994

Real estate at cost (Note 4):
        Land                            $        -      $3,576,544
        Building                                 -       5,431,714
        Fixtures and equipment                   -       2,675,310

                                                 -      11,683,568
Less - accumulated depreciation                  -      (5,762,960)

                                                 -       5,920,608

Real estate held for sale                        -       5,617,793
Cash and cash equivalents                  653,171         680,377
Rent receivable and other assets           232,047         121,417

                Total Assets            $6,503,011      $6,722,402


Liabilities and Partners' Capital

Liabilities:
        Accounts payable and
        accrued expenses                $  271,548      $   44,073
        Due to affiliates                    1,300           1,397
        Distributions payable (Note 8)     553,173         580,378

                Total Liabilities          826,021         625,848

Partners' Capital (Deficit):
        General Partner                    (61,128)        (54,272)
        Limited Partners
        (15,000 interests outstanding)   5,738,118       6,150,826

                Total Partners' Capital  5,676,990       6,096,554

          Total Liabilities and
          Partners' Capital             $6,503,011      $6,722,402


Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993


                                Limited         General
                                Partners        Partner         Total

Balance at December 31, 1992    $ 6,669,624     $ (59,324)      $6,610,300
Net income                        1,561,823        94,704        1,656,527
Distributions to partners
(Note 8)                         (1,819,297)      (90,192)      (1,909,489)

Balance at December 31, 1993      6,412,150       (54,812)       6,357,338
Net income                        1,575,396        97,210        1,672,606
Distributions to partners
(Note 8)                         (1,836,720)      (96,670)      (1,933,390)

Balance at December 31, 1994      6,150,826       (54,272)       6,096,554
Net income                        1,627,390        94,130        1,721,520
Distributions to partners
(Note 8)                         (2,040,098)     (100,986)      (2,141,084)

Balance at December 31, 1995    $ 5,738,118     $ (61,128)      $5,676,990


Statements of Operations
For the years ended December 31, 1995, 1994 and 1993


Income                          1995            1994            1993

Rental income (Note 4)          $2,685,255      $2,611,183      $2,501,191
Interest income                     32,828          19,959          14,934
Miscellaneous income                 1,830           1,800           2,182

        Total Income             2,719,913       2,632,942       2,518,307

Expenses

Depreciation                       200,942         271,586         272,833
Ground lease rent (Note 4)         359,430         365,772         344,570
Management fee (Note 6)            232,571         224,540         215,660
General and administrative         255,268          98,438          72,824

        Total Expenses           1,048,211         960,336         905,887

Income from operations           1,671,702       1,672,606       1,612,420

Other Income

Gain on sale of property
(Notes 4 and 6)                     49,818               -          44,107

        Net Income              $1,721,520      $1,672,606      $1,656,527


Net Income Allocated:

To the General Partner          $   94,130      $   97,210      $   94,704
To the Limited Partners          1,627,390       1,575,396       1,561,823

                                $1,721,520      $1,672,606      $1,656,527

Per limited partnership
        interest
        (15,000 outstanding)       $108.49         $105.03         $104.12


Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:
                                1995            1994            1993

Net income                      $ 1,721,520     $ 1,672,606     $ 1,656,527
Adjustments to reconcile
net income to net cash
provided by operating
activities:
  Depreciation                      200,942         271,586         272,833
  Gain on sale of property          (49,818)              -         (44,107)
  Increase (decrease) in
  cash arising from changes
  in operating assets and
  liabilities:
        Rent receivable and
        other assets               (110,630)         (5,899)        (33,142)
        Accounts payable and
        accrued expenses            227,475          (3,406)          5,979
        Due to affiliates               (97)         (1,498)          1,295

Net cash provided by
operating activities              1,989,392       1,933,389       1,859,385

Cash Flows from Investing Activities:

        Proceeds from sale
        of property                 151,691               -         132,058

Net cash provided by
investing activities                151,691               -         132,058


Cash Flows from Financing Activities:

  Cash distributions to partners (2,168,289)     (1,879,872)     (2,202,098)

Net cash used for
financing activities             (2,168,289)     (1,879,872)     (2,202,098)

Net increase (decrease) in
cash and cash equivalents           (27,206)         53,517        (210,655)
Cash and cash equivalents
at beginning of year                680,377         626,860         837,515

Cash and cash equivalents
at end of year                  $   653,171     $   680,377     $   626,860


Notes to Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Burger King Limited Partnership II (the "Partnership") was formed as a New York limited partnership on August 23, 1982. The Partnership was formed for the purpose of acquiring, constructing, improving, holding, and maintaining Burger King restaurants (the "Properties"). The Properties are leased on a long-term net basis to franchisees of Burger King Corporation ("Burger King").

The general partner is BK II Properties Inc. (the "General Partner"), formerly Shearson/BK Properties, Inc., an affiliate of Lehman Brothers Inc. On July 31, 1993, certain of Shearson Lehman Brothers Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co. Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to delete any reference to "Shearson."

2. Significant Accounting Policies

Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred. Partnership's revenue is realized from base and percentage rents received on each individual property. Base rents on the leased properties increase in an amount equal to corresponding increases in expenses incurred pursuant to the underlying ground leases. Accordingly, the net base rents that the Partnership receives do not change during the lease terms.

Real Estate Investments. Real estate investments, which consist of buildings, fixtures and improvements and, in some cases, the underlying land are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the Properties plus closing costs, acquisition and legal fees and original capital improvements. Depreciation of buildings is computed using the straight-line method over an estimated useful life of 20 years. Depreciation of the fixtures and improvements was computed under the straight-line method over an estimated useful life of 7 years. The Partnership's Properties held for sale are recorded at the lower of amortized cost or fair market value.

Accounting for Impairment. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, adoption of FAS 121 had no impact on the Partnership's financial statements.

Cash Equivalents. Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk. Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Income Taxes. No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

Allocation of Income and Loss. In accordance with the partnership agreement dated August 23, 1982 (the "Partnership Agreement"), credits and income or gain from the Partnership's operations are allocated, without regard to depreciation, in proportion to distributions of net cash flows from operations made to the partners. To the extent that any such income or gain exceeds distributions in any year, such excess shall be allocated 95% to the limited partners and 5% to the General Partner. Depreciation shall be allocated annually in proportion to the partners' respective capital accounts as of the beginning of the year.

Net income is allocated monthly, and is apportioned to the limited partners of the Partnership in the pro rata basis in which the number of interests owned by each limited partner on the last day of the month bears to the total number of interests owned by the General Partner and all the limited partners as of that date. At December 31, 1995, 1994 and 1993 and for the years then ended, there were 15,000 units of limited partnership interests outstanding (the "Interests").

Gains with respect to disposition of the Properties shall be allocated as follows: first, 99% to the limited partners and 1% to the General Partner until the limited partners achieve payout as defined in the Partnership Agreement ("Payout"); second, to any partner in an amount sufficient to increase his negative capital account to zero; and third, 88.89% to the limited partners and 11.11% to the General Partner. Subsequent to Payout gains shall be allocated to the General Partner until his capital account equals 11.11% of the aggregate outstanding capital balances of all the partners and any remaining gain shall be allocated 88.89% to the limited partners and 11.11% to the General Partner.

Prior to Payout, losses shall be allocated 99% to the limited partners and 1% to the General Partner. Subsequent to Payout, losses shall be allocated 88.89% to the limited partners and 11.11% to the General Partner.

Cash Distributions. Distributions of net cash flows from operations are made quarterly, and are allocated 95% to the limited partners and 1% to the General Partner, with the remaining 4% distributed to the limited partners to the extent that cash distributions to the limited partners for the Partnership's fiscal year do not equal at least 12.5% of their remaining invested capital and the remainder, if any, is distributed to the General Partner. For the year ended December 31, 1995, distributions to the limited partners were in excess of a 12.5% return on their remaining invested capital as defined in the Partnership Agreement.

Distributions of net property disposition proceeds are made quarterly and are allocated 99% to the limited partners and 1% to the General Partner until Payout. After Payout, Burger King receives an additional management fee equal to 10% of the net property disposition proceeds, and the remainder is distributed 88.89% to the limited partners and 11.11% to the General Partner. As of December 31, 1995, Payout had not occurred.

4. Real Estate
As of December 31, 1995, the Partnership owned 29 Properties, and as of December 31, 1994 and 1993, the Partnership owned 30 Properties, consisting of the restaurant buildings, fixtures and improvements, and in some cases, the underlying land.

The leases between the Partnership and the franchisees (the "Leases") had an initial term of 20 years with no renewal options. With respect to those Properties in which the Partnership does not own the underlying land, there is a ground lease between the Partnership and Burger King (collectively, the "Ground Leases"). The Ground Leases had an initial term of 10 years with a minimum of two five-year renewal options. All of the Leases expire in the year 2003 or 2004. Minimum future rentals on the noncancelable term of the Leases and the related Ground Leases as of December 31, 1995 are as follows:

                        Minimum         Ground
        Year ending     Rental          Lease
        December 31,    Income          Obligation

        1996            $ 2,029,175     $  355,992
        1997              2,029,175        355,992
        1998              2,043,609        373,417
        1999              2,088,812        418,979
        2000              2,092,366        422,757
        Thereafter        5,557,306      1,160,619

                        $15,840,443     $3,087,756


The Leases are on a net basis and the franchisees are required to pay all taxes, assessments, maintenance costs, insurance premiums and other impositions against the premises. The lessee is also required to make percentage rental payments to the extent that 8.5% of such lessee's gross sales exceed the minimum base rent paid by the lessee. Percentage rental income for the years ended December 31, 1995, 1994, and 1993 was $634,378, $529,695 and $432,053,
respectively.

During the year ended December 31, 1995, the Partnership sold the following
Property:

                Date            Adjusted        Net             Gain
                of              Selling         Book            on
Store           Sale            Price           Value           Sale


Ferguson, MO    6/30/95         $151,691        $101,873        $49,818


5. Proposed Sale of Real Estate
The Partnership has agreed, subject to the satisfaction of certain conditions, to sell 17 of the Partnership's Properties owned in fee simple and to assign all of its rights in 11 of the Partnership's Properties subject to ground leases (the "Leased to U.S. Restaurant Properties Operating L.P., a Delaware limited partnership (the "Buyer"), pursuant to an Agreement of Purchase and Sale, dated as of October 11, 1995, as amended as of January 9, 1996 (the "Purchase Agreement").

Pursuant to the terms of the Purchase Agreement, subject to the satisfaction of certain conditions, the Buyer agreed to acquire the Properties for consideration in the amount of $17,025,00 in cash (the "Purchase Price"), subject to adjustments and prorations for base and percentage rents as well as certain other charges payable in respect of the Properties and adjustments in respect of certain closing costs (the "Proposed Sale"). The Purchase Price is also subject to an increase of $200,000 to an aggregate of $17,225,000 if the Partnership elects to include a restaurant located in Marietta, Georgia (the "Marietta Property") in the Proposed Sale. The General Partner is pursuing parties that may have an interest in purchasing the Marietta Property for a price in excess of $200,000. If the General Partner is unsuccessful in locating a potential purchaser, the Partnership would, in all likelihood, include the Marietta Property in the Proposed Sale.

Pursuant to Section 8.3 of the Agreement of Limited Partnership dated as of August 23, 1982, as amended as of October 19, 1982 (the "Partnership Agreement"), the limited partners of the Partnership (the "Unitholders") have the right to vote (assuming certain conditions described in the Partnership Agreement are met) only upon certain matters and Unitholders voting a majority in interest may, without the concurrence of the General Partner, cause, among other things, the disapproval of any sale of all or substantially all of the assets of the Partnership in a single sale. The Proposed Sale would constitute a sale of all or substantially all of the Partnership's assets. Accordingly, Unitholders have the right to disapprove the Proposed Sale.

On March 25,1996, a proxy statement was mailed to the Unitholders which describes the terms of the Proposed Sale and presents the Unitholders with the opportunity to call a meeting to consider whether to disapprove the Proposed Sale. In order to effect a vote to disapprove the Proposed Sale, Unitholders holding 10% or more in interest of the outstanding limited partnership interests (the "Units") must submit written requests for a meeting of the Unitholders pursuant to the Partnership Agreement. While the General Partner may call a meeting of the Unitholders for any purpose, the General Partner believes that the Proposed Sale is in the best interest of the Unitholders and has, therefore, determined not to call a meeting for the purpose of considering the disapproval of the Proposed Sale.

If the Partnership receives written requests from Unitholders holding 10% or more in interest of the outstanding Units on or before April 30, 1996, the General Partner will be required to call a meeting of the Unitholders to consider the disapproval of the Proposed Sale. If a meeting of the Unitholders is called, and the Proposed Sale is disapproved by a majority in interest of the Unitholders, the Purchase Agreement will be terminated pursuant to its terms, and the Partnership will continue to operate the Properties and distribute the cash flow from operations to the Unitholders in accordance with the Partnership Agreement. If, however, a meeting of the Unitholders is called, and Unitholders holding less than a majority in interest vote to disapprove the Proposed Sale, the Proposed Sale will be consummated pursuant to the terms and subject to the conditions set forth in the Purchase Agreement.

6. Management Agreement
The Partnership has entered into agreements with Burger King for the management of the Properties. These agreements provide for a fee equal to 10% of the rents received by the Partnership from the Properties, as defined in the Partnership Agreement. To the extent the annual rental income from the Properties is less than 15% of the Partnership's investments in the Properties, Burger King is required to refund all or a portion of such management fee to provide the Partnership with a 15% return on funds invested in the Properties. At December 31, 1995 and 1994, no such amounts were due from Burger King.

Pursuant to an indemnity agreement, Burger King is obligated to contribute minimum monthly rent payments in the event of a default under the Leases up to the indemnity amount, as defined below. The indemnity amount was originally 10% of the Partnership's original investment in the Properties as defined in the Partnership Agreement, or $1,295,797. The indemnity amount may be decreased by the amount of the minimum monthly rent payments made by Burger King to the Partnership pursuant to the indemnity agreement. In 1988 and subsequent years, the indemnity amount was decreased on an annual basis by an amount equal to the greater of (1) payments made by Burger King pursuant to the indemnity agreement or (2) 6-2/3% of the fifth year amount of the indemnity until it is reduced to zero. On December 31, 1995, the indemnity amount was approximately $518,396.

The Property located in Milan, Tennessee ceased operations on September 9, 1994 and re-opened on April 10, 1995. Burger King funded the minimum monthly rent payments to the Partnership during the interim period in accordance with the indemnity agreement.

During 1990, a Property located in Downey, California ceased operations and subsequently defaulted on its minimum rent obligations. Burger King funded minimum monthly rent payments to the Partnership in accordance with the indemnity agreement, and in February 1993, the Partnership sold the Property located in Downey, California to a third-party. The restaurant, at the date of sale, had a net book value of $87,951, resulting in a gain on sale of $44,107.

7. Transactions with Affiliates
The amount of fees received for services performed and reimbursements for expenses incurred on the Partnership's behalf by affiliates as of December 31, 1995, 1994 and 1993 was $5,805, $3,185 and $5,787, respectively, of which
$1,300 and $1,397 were unpaid at December 31, 1995 and 1994, respectively.

Cash and cash equivalents reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

8. Distributions
Distributions paid or payable to limited partners and the General Partner for the years ended December 31, 1995, 1994 and 1993, aggregated:

                         1995                 1994                1993
                   -------------------  ------------------- -------------------
                   Total      Per Unit  Total      Per Unit Total      Per Unit

Limited Partners
Cash flow from     $1,889,924 $125.99   $1,836,720 $122.45  $1,688,559 $112.57
operations
Net property
disposition           150,174   10.01            -       -     130,738    8.72
proceeds

Total Limited
Partners           $2,040,098 $136.00   $1,836,720 $122.45  $1,819,297 $121.29

General Partner
Cash flow from     $   99,469       -   $   96,670       -  $   88,872       -
operations
Net property
disposition             1,517       -            -       -       1,320       -
proceeds

Total General
Partner            $  100,986       -   $   96,670       -  $   90,192       -



As of December 31, 1995, the Partnership had declared distributions of $492,380, of which $467,761 ($31.18 per unit) was paid to limited partners and $4,924 was paid to the General Partner on January 30, 1996. The remaining portion in the amount of $19,695 was distributed to the General Partner in accordance with the Partnership Agreement.

Pursuant to the terms of the Partnership Agreement, 80% of the General Partner's quarterly distributions from operations are retained by the Partnership, until it is determined that the Unitholders have received their priority return as defined in the Partnership Agreement. For the year ended December 31, 1995, the Unitholders had received their priority return, and all amounts retained during 1995 were paid to the General Partner on January 30, 1996 in a distribution which amounted to $79,575, which included $19,695 for the fourth quarter of 1995.

9. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:

Years Ended December 31,
                                1995            1994            1993

Financial statement net income  $1,721,520      $1,672,606      $1,656,527
Tax basis depreciation over
financial statement depreciation  (235,055)       (264,175)       (275,980)
Tax basis gain on sales of
Properties over financial
statement gain on sales
of Properties                        9,959               -          14,625
Other                               61,962               -               -

Federal income tax
basis net income                $1,558,386      $1,408,431      $1,395,172


Reconciliation of financial statement basis partners' capital to federal income tax basis partners' capital:

Years Ended December 31,

                                1995            1994            1993

Financial statement
basis partners' capital         $5,676,990      $6,096,554      $6,357,338
Current year financial
statement net income
over federal income tax
basis net income                  (163,134)       (264,175)       (261,355)
Cumulative federal income
tax basis net income
over cumulative financial
statement net income             1,005,129       1,269,304       1,530,659

Federal income tax basis
partners' capital               $6,518,985      $7,101,683      $7,626,642


Because many types of transactions are susceptible to varying interpretations under Federal and state tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

_____________________ INDEPENDENT AUDITORS' REPORT ____________________

The Partners
Burger King Limited Partnership II:

We have audited the accompanying balance sheets of Burger King Limited Partnership II (a New York limited partnership) as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burger King Limited Partnership II at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Boston, Massachusetts
February 2, 1996, except as to Note 5,
        which is as of March 25, 1996